Exhibit 99.1

PRESS RELEASE
Amdocs Limited Reports Quarterly Revenue Growth of 14%
Amdocs Reports Record Annual Revenue of $3.16 Billion
Key highlights:
•	Fourth quarter revenue increased to $825 million, in line with guidance

•	Fourth quarter non-GAAP operating income of $148 million, an increase of 16% over prior year fourth quarter

•	Fourth quarter diluted non-GAAP EPS, excluding acquisition-related costs, restructuring charges and equity-based compensation expense, net of related tax effects, of $0.54; foreign exchange rate losses reflected in interest expense reduced EPS by $0.08 per share

•	Diluted GAAP EPS of $0.38 for the quarter

•	Strong free cash flow of $145 million for the quarter, comprised of cash flow from operations of $178 million less $33 million in net capital expenditures and other
St. Louis, MO – November 5, 2008 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal fourth quarter ended September 30, 2008, revenue was $825.3 million, an increase of 13.6% from last year’s fourth quarter. Net income on a non-GAAP basis was $117.2 million, or $0.54 per diluted share, compared to non-GAAP net income of $120.7 million, or $0.54 per diluted share, in the fourth quarter of fiscal 2007. Non-GAAP net income excludes amortization of purchased intangible assets, equity-based compensation expenses and restructuring changes of $34.5 million, net of related tax effects, of in the fourth quarter of fiscal 2008 and excludes such amortization and compensation expenses of $24.5 million, net of related tax effects, in the fourth quarter of fiscal 2007. The Company’s GAAP net income for the fourth quarter of fiscal 2008 was $82.7 million, or $0.38 per diluted share, compared to GAAP net income of $96.2 million, or $0.43 per diluted share, in the prior year’s fourth quarter.

“Fiscal 2008 was a good year for Amdocs as we achieved record revenues,” said Dov Baharav, chief executive officer of Amdocs Management Limited. “Revenue in the fourth quarter was up 13.6% and non-GAAP operating income rose to $148 million, an increase of 16.4% compared to the prior year fourth quarter. Our earnings per share were adversely impacted by the unprecedented extreme volatility in exchange rates, including the rapid strengthening of the U.S. dollar against offer currencies, which adversely affected certain balance sheet items denominated in other currencies, reduced fourth quarter earnings per share by $0.08. Absent this, our non-GAAP diluted earnings per share would have been within our guidance range of $0.61 to $0.63.”
In the fourth quarter Amdocs had numerous wins across lines of business and geographies. These wins include new business with Comcast, which will deploy customer care, billing and OSS (operational support systems) products based on Amdocs CES 7.5. Another customer in the cable and satellite market has chosen Amdocs Enterprise Product Catalog. Amdocs signed a six-year managed services agreement to support MetroPCS, a provider of advanced wireless services, using Amdocs CES 7.5 capabilities. In Europe, Amdocs was chosen by Debitel, the largest provider of mobile services in Germany, to provide a single billing platform to support its consolidated operations. Vodafone has selected Amdocs OSS fulfillment products for deployments in key European locations. International Telecommunications Company in the Ukraine has selected Amdocs Compact Convergence offering for real-time charging and service delivery across its CDMA network.
Baharav continued, “The financial volatility that we experienced in the fourth quarter is accompanied by economic uncertainty and these factors are impacting our outlook for fiscal 2009. Amdocs expects that revenue for the first quarter of fiscal 2009 will be approximately $785-$810 million. Foreign exchange in particular is a headwind in the first quarter of fiscal 2009, accounting for all of the decrease in forecasted revenue when compared to the fourth quarter of fiscal 2008. We are not seeing cancellations of existing projects and in fact we have signed some significant new deals in the past few weeks. Our growth engines, including emerging markets, cable and satellite and managed services, are right for this environment. However, our ability to forecast the level of new signings later in the fiscal year is impacted by these unprecedented market conditions. While we cannot today commit to guidance for the full year, we are managing our expenses under the assumption that fiscal 2009 revenue could be flat to low single-digit percentage growth for the year with operating margins similar to what we saw in the fourth quarter. This assumes that foreign exchange rates stay relatively stable compared to mid-October levels and that economic conditions do not deteriorate materially from what we see today.”
As reported, GAAP EPS per diluted share for the fourth quarter of fiscal 2008 was $0.38. Non-GAAP EPS per diluted share was $0.54 for the quarter, (excluding acquisition-related costs which include amortization of purchased intangible assets, and excluding restructuring charges and equity-based compensation expense, net of related tax effects). The excluded pre-tax restructuring charges amounted to approximately $12 million, reducing GAAP EPS per diluted share by $0.04. The charges consist primarily of severance and other employment related obligations incurred in connection with Amdocs’ measures designed to align its operational structure to its expected future growth and to improve efficiency. During the quarter, rapid and large foreign exchange rate changes, especially the strengthening of the U.S. dollar, caused the Company to record foreign exchange rate losses of approximately $17 million net of tax, or $0.08 per diluted share. These losses were primarily due to revaluation of assets and liabilities denominated in other currencies.
For the fiscal year ended September 30, 2008, revenue increased by 11.5% to $3.16 billion. Fiscal 2008 net income on a non-GAAP basis was $499.6 million, or $2.29 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets and in-process research and development write-off, and excluding restructuring charges and equity-based compensation expense, net of related tax effects, of $120.7 million), compared to non-GAAP net income of $473.9 million, or $2.14 per diluted share, in fiscal 2007 (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, and excluding restructuring charges, and equity-based compensation expense, net of related tax effects, of $108.9 million). The Company’s GAAP net income in fiscal 2008 was $378.9 million, or $1.74 per diluted share, compared to GAAP net income of $364.9 million, or $1.65 per diluted share, in fiscal 2007.

Financial Outlook
Amdocs expects that revenue for the first quarter of fiscal 2009 will be approximately $785-$810 million. Foreign exchange in particular is a headwind in the first quarter of fiscal 2009, accounting for all of the decrease in forecasted revenue when compared to the fourth quarter of fiscal 2008. Amdocs expects diluted earnings per share on a non-GAAP basis for the first quarter to be $0.54-$0.57, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Estimated diluted GAAP EPS will not be known until after preliminary purchase price accounting adjustments for the ChangingWorlds Limited acquisition have been determined.
Amdocs will host a conference call on November 5, 2008 at 5 p.m. Eastern Time to discuss the Company’s fourth quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off and other;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer

experienceTM – at every point of service.  Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2007 filed on December 3, 2007 and on Form 6-K furnished on February 11, May 6 and August 11, 2008.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenue:
License	$41,917	$46,266	$135,487	$159,357
Service	783,360	680,423	3,026,609	2,676,816

	825,277	726,689	3,162,096	2,836,173

Operating expenses:
Cost of license	462	869	2,729	3,914
Cost of service	530,428	461,692	2,023,562	1,792,468
Research and development	57,252	55,515	225,492	230,444
Selling, general and administrative	103,171	95,299	404,134	370,194
Amortization of purchased intangible assets	20,385	19,174	86,687	74,959
Restructuring charges, in-process research and development and other (1)	12,116	—	13,896	6,761

	723,814	632,549	2,756,500	2,478,740

Operating income	101,463	94,140	405,596	357,433

Interest (expense) income and other, net	(11,842)	13,638	11,955	50,566

Income before income taxes	89,621	107,778	417,551	407,999

Income taxes	6,910	11,535	38,645	43,062

Net income	$82,711	$96,243	$378,906	$364,937

Basic earnings per share	$0.40	$0.46	$1.83	$1.76

Diluted earnings per share (2)	$0.38	$0.43	$1.74	$1.65

Basic weighted average number of shares outstanding	205,164	209,371	206,590	207,846

Diluted weighted average number of shares outstanding	217,479	224,033	219,606	223,256

(1)	Restructuring charges, in-process research and development and other for the twelve months ended September 30, 2008 include restructuring charges of $12,116 and in-process research and development of $1,780.

(2)	To reflect the impact of assumed conversion of the convertible notes, $985 and $3,940, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2008 and 2007, respectively.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenue	$825,277	$726,689	$3,162,096	$2,836,173

Non-GAAP operating income	147,744	126,931	563,669	492,740

Non-GAAP net income	117,208	120,708	499,608	473,871

Non-GAAP diluted earnings per share (1)	$0.54	$0.54	$2.29	$2.14

Diluted weighted average number of shares outstanding	217,479	224,033	219,606	223,256

(1)	To reflect the impact of assumed conversion of the convertible notes, $985 and $3,940, representing interest expense and amortization of issuance costs, were added back to net income for the three and twelve months ended September 30, 2008 and 2007, respectively.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	September 30, 2008
		Reconciliation items
		Amortization
		of purchased		Equity based
		intangible	Restructuring	compensation
	GAAP	assets	charges	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$462	$—	$—	$—	$—	$462
Cost of service	530,428	—	—	(5,836)	—	524,592
Research and development	57,252	—	—	(1,088)	—	56,164
Selling, general and administrative	103,171	—	—	(6,856)	—	96,315
Amortization of purchased intangible assets	20,385	(20,385)	—	—	—	—
Restructuring charges, in-process research and development and other	12,116	—	(12,116)	—	—	—

Total operating expenses	723,814	(20,385)	(12,116)	(13,780)	—	$677,533

Operating income	101,463	20,385	12,116	13,780	—	147,744

Income taxes	6,910	—	—	—	11,784	18,694

Net income	$82,711	$20,385	$12,116	$13,780	$(11,784)	$117,208

	Three months ended
	September 30, 2007
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$869	$—	$—	$—	$869
Cost of service	461,692	—	(6,504)	—	455,188
Research and development	55,515	—	(1,475)	—	54,040
Selling, general and administrative	95,299	—	(5,638)	—	89,661
Amortization of purchased intangible assets	19,174	(19,174)	—	—	—

Total operating expenses	632,549	(19,174)	(13,617)	—	599,758

Operating income	94,140	19,174	13,617	—	126,931

Income taxes	11,535	—	—	8,326	19,861

Net income	$96,243	$19,174	$13,617	$(8,326)	$120,708

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Twelve months ended
	September 30, 2008
		Reconciliation items
			Restructuring
		Amortization	charges and
		of purchased	in-process	Equity based
		intangible	research and	compensation
	GAAP	assets	development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,729	$—	$—	$—	$—	$2,729
Cost of service	2,023,562	—	—	(23,547)	—	2,000,015
Research and development	225,492	—	—	(4,714)	—	220,778
Selling, general and administrative	404,134	—	—	(29,229)	—	374,905
Amortization of purchased intangible assets	86,687	(86,687)	—	—	—	—
Restructuring charges, in-process research and development and other	13,896	—	(13,896)	—	—	—

Total operating expenses	2,756,500	(86,687)	(13,896)	(57,490)	—	2,598,427

Operating income	405,596	86,687	13,896	57,490	—	563,669

Income taxes	38,645	—	—	—	37,371	76,016

Net income	$378,906	$86,687	$13,896	$57,490	$(37,371)	$499,608

	Twelve months ended
	September 30, 2007
		Reconciliation items
			Restructuring
			charges,
		Amortization	in-process
		of purchased	research and	Equity based
		intangible	development	compensation
	GAAP	assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$3,914	$—	$—	$—	$—	$3,914
Cost of service	1,792,468	—	—	(25,418)	—	1,767,050
Research and development	230,444	—	—	(6,574)	—	223,870
Selling, general and administrative	370,194	—	—	(21,595)	—	348,599
Amortization of purchased intangible assets	74,959	(74,959)	—	—	—	—
Restructuring charges, in-process research and development and other	6,761	—	(6,761)	—	—	—

Total operating expenses	2,478,740	(74,959)	(6,761)	(53,587)	—	2,343,433

Operating income	357,433	74,959	6,761	53,587	—	492,740

Income taxes	43,062	—	—	—	26,373	69,435

Net income	$364,937	$74,959	$6,761	$53,587	$(26,373)	$473,871

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	September 30,	September 30,
	2008	2007
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,244,378	$1,179,280
Accounts receivable, net, including unbilled of $48,264 and $43,870 respectively (*)	573,764	473,847
Deferred income taxes and taxes receivable	84,515	117,623
Prepaid expenses and other current assets	102,930	98,746

Total current assets	2,005,587	1,869,496

Equipment, vehicles and leasehold improvements, net	317,081	283,839
Goodwill and other intangible assets, net	1,796,922	1,792,588
Other noncurrent assets (*)	459,473	399,427

Total assets	$4,579,063	$4,345,350

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accruals	$600,285	$592,937
Short-term portion of capital lease obligations and other financing arrangements	1,660	2,055
Deferred revenue (*)	197,851	174,526
Deferred income taxes and taxes payable	30,228	205,960

Total current liabilities	830,024	975,478
0.50% Convertible notes	450,000	450,000
Noncurrent liabilities and other	493,848	319,629
Shareholders’ equity	2,805,191	2,600,243

Total liabilities and shareholders’ equity	$4,579,063	$4,345,350

(*)	Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.
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